Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of March 11, 2019, by and among GCP Applied Technologies Inc. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in shares of Company’s common stock, par value $0.01 per share (the “Common Shares”), totaling, in the aggregate, 3,180,000 Common Shares, or approximately 4.4% of the Common Shares issued and outstanding on the date hereof;

WHEREAS, Starboard submitted a nomination notice to the Company on February 1, 2019 (the “Nomination Notice”) stating its intention to nominate director candidates to be elected to the Company’s board of directors (the “Board”) at the 2019 annual meeting of stockholders of the Company (the “2019 Annual Meeting”); and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Appointments and Related Agreements.

(a) Board Appointments.

(i)    The Company agrees that as promptly as practicable after the date hereof, the Board shall take all necessary actions to (A) increase the size of the Board from nine (9) to eleven (11) members (provided that the size of the Board shall automatically decrease to ten (10) members at the conclusion of the 2019 Annual Meeting) and (B) appoint to the Board Clay H. Kiefaber and Marran H. Ogilvie (each, a “Starboard Designee” and collectively, the “Starboard Designees”) as a class II director and a class III director, respectively, each with terms expiring at the 2019 Annual Meeting. The Company agrees that, provided that such Starboard Designee is able and willing to continue to serve on the Board, the Company will include the Starboard Designees in the Company’s slate of recommended nominees standing for election at the 2019 Annual Meeting and will recommend, support and solicit proxies for the election of the Starboard Designees at the 2019 Annual Meeting in the same manner as for the Company’s other nominees at the 2019 Annual Meeting.

(ii)    If any Starboard Designee (or any Starboard Replacement Director (as defined below)) is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period, and at all times since the date of this Agreement and at such time Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) at least the lesser of 3.0% of the Company’s then outstanding Common Shares and 2,170,000 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such lesser amount, the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a substitute person(s) for appointment to the Board in accordance with this Section 1(a)(ii) (any such replacement nominee shall be referred to as a “Starboard Replacement Director”, and if and when such person becomes a director of the Board in accordance with this Section 1(a)(ii), such person shall be deemed a Starboard Designee for purposes of this Agreement). Any Starboard Replacement Director must (A) be reasonably acceptable to the Nominating and Governance Committee (such acceptance not to be unreasonably withheld), (B) be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of any person to serve on the board of another company shall not (in and of itself) cause such person not to be deemed independent of Starboard), (C) qualify as “independent” pursuant to NYSE listing standards, (D) have the relevant financial and business experience to be a director of the Company, and (E) satisfy the publicly disclosed guidelines and policies with respect to service on the Board (in the case of each of (B) through (E), as reasonably determined by the Nominating and Governance Committee). The Nominating and Governance Committee shall make its determination and recommendation (which it shall undertake reasonably and in good faith) regarding whether such person meets the foregoing criteria within ten (10) business days after (1) such nominee as a Starboard Replacement Director has submitted to the Company the documentation required by Section 1(b)(iv) and (2) representatives of the Board have, if requested by the Company, conducted customary interview(s) of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(ii) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s recommendation of such nominee. In the event the Nominating and Governance Committee does not accept a person recommended by Starboard as the Starboard Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Governance Committee recommending such person in accordance with the procedures described above. The Board shall vote on the appointment of such Starboard Replacement Director to the Board no later than five (5) business days after the Nominating and Governance Committee recommendation of such Starboard Replacement Director; provided, however, that if the Board does not appoint such Starboard Replacement Director to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until a Starboard Replacement Director is appointed to the Board. Upon a Starboard Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Starboard Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal or, if the Board or the applicable committee of the Board determines that the Starboard Replacement Director does not satisfy the requirements of the NYSE and applicable law with respect to service on the applicable committee (which determination shall be made reasonably and in good faith), to an alternative committee of the Board. Until such time as any Starboard Replacement Director is appointed to any applicable committee, the other Starboard Designee will be permitted to serve as an interim member of such applicable committee, unless such Starboard Designee is already serving as a member of such committee or the Board or the applicable committee of the Board determines that such Starboard Designee does not satisfy the requirements of the NYSE and applicable law with respect to service on the applicable committee (which determination shall be made reasonably and in good faith).

(iii)    Committees. The Company agrees that each Starboard Designee shall be given the same due consideration for membership to each committee of the Board as any other independent director.

(iv)    Subject to NYSE rules and applicable laws, during the Standstill Period, the Board and all applicable committees of the Board shall take all action necessary to ensure that each committee of the Board, including any committee of the Board formed after the date of this Agreement, includes at least one Starboard Designee.

(v)    During the period commencing upon the conclusion of the 2019 Annual Meeting and continuing until the expiration of the Standstill Period, the Board shall take all necessary actions to set the size of the Board at no more than ten (10) directors, unless Starboard consents in writing to any proposal to increase the size of the Board.

(b) Additional Agreements.

(i)    Starboard shall comply, and shall cause each of its controlled Affiliates and Associates (collectively, “Covered Persons”) to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Covered Person. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)    Upon execution of this Agreement, Starboard shall not, and shall cause each of its Covered Persons not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at the 2019 Annual Meeting, (B) submit any proposal for consideration at, or bring any other business before, the 2019 Annual Meeting or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2019 Annual Meeting. Starboard shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(b)(ii).

(iii)    Starboard shall appear in person or by proxy at the 2019 Annual Meeting and vote all Common Shares beneficially owned by Starboard at the 2019 Annual Meeting (A) in favor of all of the Company’s nominees, (B) in favor of the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal presented at the 2019 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or shareholder proposal presented at the 2019 Annual Meeting (other than proposals relating to the election or removal of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agrees that it will appear in person or by proxy at any special meeting of the Company’s stockholders during the Standstill Period and vote all Common Shares beneficially owned by Starboard at such meeting in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s).

(iv)    Starboard acknowledges that, on or prior to the date of this Agreement, the Starboard Designee has submitted to the Company (x) a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check, a representation agreement, consent to be named as a director in the Company’s proxy statement and certain other agreements) required by the Company in connection with the appointment or election of new Board members, and (y) a written representation that such person, if elected as a director of the Company, would be in compliance, and will comply with, all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of the Company that have been provided to such person prior to such date (collectively, the “Onboarding Documentation”). As a condition for eligibility for appointment to the Board, each candidate for any Starboard Replacement Director shall promptly (but in any event prior to being appointed to the Board in accordance with this Agreement) submit to the Company the Onboarding Documentation.

(v)    Starboard acknowledges that all directors (including the Starboard Designees and any Starboard Replacement Directors) are (A) governed by, and required to comply with, all policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board and (B) required to keep confidential all Company confidential information and not disclose to any third parties (including Starboard) any discussions, matters or materials considered in meetings of the Board or Board committees.

(vi)    Starboard, on behalf of itself and its Affiliates, hereby (A) irrevocably withdraws the Nomination Notice and (B) irrevocably withdraws any related materials or notices submitted to the Company in connection therewith.

(vii)    The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority and are entitled to so determine, take all necessary actions (other than amending or modifying any Existing Plans and Agreements (as defined below)), effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2019 Annual Meeting, that each of the Starboard Designees is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, indentures or any other related plans or agreements (the “Existing Plans and Agreements”) that refer to any such plan or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such Existing Plans and Agreements. For the avoidance of doubt, nothing in this Section 1(b)(vii) shall require, or be deemed to be, an amendment or modification to any Existing Plans and Agreements, including the outstanding awards thereunder.

(viii)    Starboard shall promptly (and in any event within five (5) business days) inform the Company in writing if Starboard fails to satisfy the Minimum Ownership Threshold at any time.

2.	Standstill Provisions.

(a)    Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2020 annual meeting of the Company’s stockholders (the “2020 Annual Meeting”) pursuant to the Company’s Amended and Restated By-laws or (y) the date that is one hundred (100) days prior to the first anniversary of the 2019 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each Covered Person not to, in each case directly or indirectly, in any manner:

(i)    engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents, in each case, with respect to any securities of the Company;

(ii)    form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound in writing by the terms and conditions of this Agreement;

(iii)    deposit any Common Shares in any voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of any Common Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)    seek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the appointment, election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2020 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its representatives, Affiliates or Associates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)    (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company or through any referendum of stockholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, takeover offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party (provided that this clause (D) shall not prevent such public comment after such proposal has become generally known to the public other than as a result of a disclosure by Starboard), or (E) call or seek to call a special meeting of stockholders;

(vi)    seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)    advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1; or

(viii)    make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)    Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote the Common Shares that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company on any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

(c)    Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by the Starboard Designee (or the Starboard Replacement Director, as applicable) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company and in a manner consistent with such person’s and Starboard’s obligations under this Agreement.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (A) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (B) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (C) the execution, delivery and performance of this Agreement by the Company does not and will not (1) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (2) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4.	Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (A) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (B) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (C) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (D) the execution, delivery and performance of this Agreement by Starboard does not and will not (1) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard or (2) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (E) as of the date of this Agreement, Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) 3,180,000 Common Shares, (F) as of the date hereof, and except as set forth in clause (E) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Shares, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement) and (G) Starboard will not, directly or indirectly, compensate or agree to compensate any director or director nominee of the Company for his or her respective service as a director of the Company, including any Starboard Designee, with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities. For the avoidance of doubt, nothing herein shall prohibit Starboard for compensating or agreeing to compensate any person for his or her respective service as a nominee or director of any other company.

5.	Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.	Specific Performance.

Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company prior to the execution of this Agreement, including, but not limited to the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $200,000 in the aggregate.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (A) upon receipt, when delivered personally; (B) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (C) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company, to:

GCP Applied Technologies Inc.

62 Whittemore Avenue

Cambridge, Massachusetts 02140

Attention:	Naren B. Srinivasan
Email:	naren.srinivasan@GCP.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich, Esq.
Gregory E. Ostling, Esq.
Viktor Sapezhnikov, Esq.
Email:	aoemmerich@wlrk.com
geostling@wlrk.com
vsapezhnikov@wlrk.com

If to Starboard or any member thereof, to:

Starboard Value LP

777 Third Avenue, 18th Floor

New York, New York 10017

Attention:	Jeffrey C. Smith
Email:	jsmith@Starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention:	Steve Wolosky, Esq.
Andrew Freedman, Esq.
Email:	swolosky@olshanlaw.com
afreedman@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable legal requirements, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives.

13.	Securities Laws.

Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except the provisions of Sections 6, 9, 10, 13 and 14, which shall survive such termination; provided, however, that any Party may bring an action following such termination alleging a breach of this Agreement occurring prior to the end of the Standstill Period.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date first set forth above.

THE COMPANY: GCP APPLIED TECHNOLOGIES INC.

By:	/s/ Gregory E. Poling
Name: Gregory E. Poling Title: Chief Executive Officer

[Signature Page to Agreement by and among GCP and Starboard]

STARBOARD:

STARBOARD VALUE AND

OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND

OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND

OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND

OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
Name: Title:	Jeffery C. Smith Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

/s/ Peter A. Feld
PETER A. FELD

[Signature Page to Agreement by and among GCP and Starboard]

EXHIBIT A

PRESS RELEASE

GCP Applied Technologies, Inc. Announces Agreement with Starboard

Clay Kiefaber and Marran Ogilvie to Join the Board of Directors as Independent Directors

Starboard Agrees to Support All GCP Nominees at 2019 Annual Meeting

CAMBRIDGE, Mass., March 11, 2019 – GCP Applied Technologies Inc. (NYSE: GCP) (“GCP” or the “Company”), a leading global provider of construction products technologies, today announced that it has reached an agreement with Starboard Value (together with its affiliates, “Starboard”), which owns approximately 4.4% of the outstanding shares of the Company’s common stock.

As part of the Company’s ongoing process of board refreshment, and following collaborative discussions between GCP and Starboard, Clay Kiefaber and Marran Ogilvie have been appointed to the GCP Board as independent directors effective immediately. Mr. Kiefaber and Ms. Ogilvie will also be included in GCP’s slate of directors standing for election at the 2019 Annual Meeting of Stockholders which is scheduled to be held on May 2, 2019. With these appointments, four independent directors have been appointed to the GCP Board in the last two years, demonstrating the Company’s strong commitment to refreshment and sound corporate governance.

Pursuant to the terms of the agreement, Starboard has agreed to withdraw its slate of alternate nominees and vote all of its shares in support of GCP’s slate of directors at the Company’s 2019 Annual Meeting. Starboard has also agreed to certain standstill, voting, and other provisions with GCP.

“We are excited to bring Clay and Marran onto the Board as independent directors,” said Ronald C. Cambre, Chairman of the GCP Board of Directors. “Both Clay and Marran bring strategic expertise in operational management, financial leadership, and public board service that complements the experience of our incumbent directors. We look forward to their contributions to the Board as we continue to work alongside management to enhance our business, explore value creating opportunities and deliver shareholder value.”

Peter Feld, Managing Member of Starboard, said, “We are pleased to have reached this constructive agreement with GCP and look forward to continuing our productive dialogue. We support the Company’s recent announcements to drive operating performance and to explore strategic alternatives. We are confident that Clay and Marran will provide positive contributions to these initiatives and to the Board.”

With the addition of Mr. Kiefaber and Ms. Ogilvie, the Board will expand to 11 directors. As previously disclosed, at the conclusion of the Annual Meeting the Board size will decrease to 10 members.

The full agreement between GCP and Starboard will be filed on a Form 8-K with the U.S. Securities and Exchange Commission.

Advisors

Evercore is serving as GCP’s financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor.

ABOUT CLAY KIEFABER

Clay H. Kiefaber, 63, most recently served as Special Assistant to the Secretary of Commerce: Finance and Budget. Prior to that, he served as Interim CEO and on the Board of Directors for Premier Fixtures, a manufacturer that provides retail fixture solutions. Previously, Mr. Kiefaber served in various executive leadership roles at Colfax Corporation (NYSE: CFX), most recently as President & CEO of ESAB, in addition to serving on the Colfax Board of Directors. Prior to Colfax, Mr. Kiefaber worked at Masco Corporation (NYSE: MAS). He also worked as a Senior Manager for Price Waterhouse and as a Corporate Manager and Materials Manager for Harris Corporation (NYSE: HRS). Earlier in his career, he worked in sales at Digital Equipment Corporation and Hewlett-Packard (NYSE: HPQ). Mr. Kiefaber received his Bachelor’s degree from Miami of Ohio and his MBA from the University of Colorado – Boulder.

ABOUT MARRAN OGILVIE

Marran H. Ogilvie, 50, currently serves on the Boards of Directors of Evolution Petroleum Corporation (NYSE:EPM), Ferro Corporation (NYSE:FOE), Four Corners Property Trust, Inc. (NYSE:FCPT) and Bemis Company, Inc. (NYSE: BMS). Previously, Ms. Ogilvie served as an Advisor to the Creditors Committee for the Lehman Brothers International (Europe) Administration (the “Creditors Committee”) and has also served as a Representative of a Member of the Creditors Committee. Earlier in her career, Ms. Ogilvie was a member of Ramius, LLC, an alternative investment management firm, where she served in various capacities prior to the firm’s merger with Cowen Group, Inc. (“Cowen Group”), including as Chief Operating Officer and General Counsel and Chief Compliance Officer. Following the merger, Ms. Ogilvie was Chief of Staff at Cowen Group. Ms. Ogilvie received a Bachelor’s degree from the University of Oklahoma and a Juris Doctorate from St. John’s University School of Law.

ABOUT GCP APPLIED TECHNOLOGIES

GCP is a leading global provider of construction products technologies that include additives for cement and concrete, the VERIFI® in-transit concrete management system, high-performance waterproofing products, and specialty systems. GCP products have been used to build some of the world’s most renowned structures. More information is available at www.gcpat.com.

ABOUT STARBOARD VALUE LP

Starboard Value LP is a New York-based investment adviser with a focused and differentiated fundamental approach to investing primarily in publicly traded U.S. companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Cautionary Statements Regarding Forward-Looking Information

This release contains “forward-looking statements,” that is, information related to future, not past, events. Such statements generally include the words “believes,” “plans,” “intends,” “targets,” “will,” “expects,” “suggests,” “anticipates,” “outlook,” “continues,” or similar expressions. Forward-looking statements include, without limitation, statements about the review of strategic alternatives and statements about the expected financial positions; results of operations; cash flows; financing plans; business strategy; operating plans; capital and other expenditures; competitive positions; growth opportunities for existing products; benefits from new technology and cost reduction initiatives, plans and objectives; and markets for securities. Like other businesses, GCP is subject to risks and uncertainties that could cause its actual results to differ materially from its projections or that could cause other forward-looking statements to prove incorrect. Factors that could cause actual results to materially differ from those contained in the forward-looking statements, or that could cause other forward-looking statements to prove incorrect, include, without limitation, risks related to: the cyclical and seasonal nature of the industries that GCP serves; foreign operations, especially in emerging regions; changes in currency exchange rates; the cost and availability of raw materials and energy; the effectiveness of GCP’s research and development, new product introductions and growth investments; acquisitions and divestitures of assets and gains and losses from dispositions; developments affecting GCP’s outstanding liquidity and indebtedness, including debt covenants and interest rate exposure; developments affecting GCP’s funded and unfunded pension obligations; warranty and product liability claims; legal proceedings; the inability to establish or maintain certain business relationships and relationships with customers and suppliers or the inability to retain key personnel; and the handling of hazardous materials and the costs of compliance with environmental regulation. These and other factors are identified and described in more detail in filings made by GCP with the Securities and Exchange Commission, including Annual Reports on For 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on GCP’s forward-looking statements, which speak only as the date thereof. GCP is under no obligation to, and expressly disclaims any such obligation to, update or alter forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts

Joseph DeCristofaro

T +1 617.498.2616

investors@gcpat.com

or

Matthew Sherman / Andrew Squire

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449